December 29, 2006
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Michele Anderson, Paul Monsour, Terry French, Paul Fischer and Cheryl Grant
RE:    HFF, Inc.
           Amendment No. 3 to the Registration Statement on Form S-1
           File No. 333-138579
Ladies and Gentlemen:
HFF, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (Registration No. 333-138579). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated December 22, 2006 from Ms. Michele Anderson to John H. Pelusi, Jr. For your convenience, the comments are included in this letter and are followed by the applicable response.
Unaudited Pro forma Financial Information, page 34
1.	We refer to your response to prior comment 17. It is unclear why you believe it is appropriate to analogize to the type of transaction described in EITF 94-2. Please provide a more extensive analysis of the transaction and all the relevant accounting literature you considered in your evaluation of the accounting treatment for the initial purchase of shares of Holliday GP and partnership units and subsequent exchanges for partnership units. In your response please address how the change in control of the Operating Partnerships resulting from the transaction impacts your evaluation. Also tell us the percentage of voting power that HFF Holdings LLC will hold in HFF, Inc after the offering.
Response:
The Company notes the Staff’s comment and supplementally informs the Staff that the Company believes the purchase of shares of Holliday GP and partnership units in each of the Operating Partnerships should be treated as a reorganization of entities under common control. While the transaction is analogous to the type of transaction described in Emerging Issues Task Force Issue (EITF) 94-2, Treatment of Minority Interest in Certain Real Estate Investment Trusts, the Company agrees with the Staff that the accounting analysis of this transaction is much broader than the analogy to EITF 94-2, and wishes to provide the Staff the following supplemental information in response to the above question.

Securities and Exchange Commission
December 29, 2006

Relevant accounting literature considered
In addition to EITF 94-2, the Company has also considered the various accounting literature referenced within EITF 94-2 in its evaluation of the accounting treatment, including SEC Staff Accounting Bulletin No. 48, Transfer of Assets by Promoters or Shareholders, along with Financial Accounting Standards No. 141, Business Combinations, FASB Interpretation No. 46, (revised December 2003), Consolidation of Variable Interest Entities — an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, and EITF 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.
Description of the transaction and the approximate percentage of voting power that HFF Holdings LLC will hold in HFF, Inc.
As noted in the prospectus, HFF Holdings is currently owned by 41 individual investors. HFF Holdings has two wholly-owned subsidiaries, Holliday GP Corp. and HFF LP Acquisition LLC. Holliday GP Corp. (“Holliday GP”) is the general partner in the two Operating Partnerships — Holliday Fenoglio Fowler, L.P. and HFF Securities L.P. (the “Operating Partnerships”). The general partner, Holliday GP, owns a 1% interest in each of the Operating Partnerships and HFF LP Acquisition LLC (“HFF LP”), the limited partner, holds a 99% ownership interest in each of the Operating Partnerships. Therefore, HFF Holdings effectively owns 100% of the Operating Partnerships prior to the reorganization transaction and offering.
HFF, Inc. was formed in November 2006 for purposes of this offering. HFF, Inc. has not engaged in any business or other activities except in connection with its formation and the Reorganization Transactions (as such term is defined in the prospectus).
Upon the consummation of this offering, HFF, Inc. will contribute the net proceeds raised in this offering to HFF Partnership Holdings LLC (“HoldCo LLC”), its wholly-owned subsidiary. In consideration for the net proceeds from this offering and one share of Class B common stock in HFF, Inc., HFF Holdings will sell all of the shares of Holliday GP, which is the sole general partner of each of the Operating Partnerships, and retain a majority of the partnership units in each of the Operating Partnerships (currently estimated to be approximately 55-65%). HFF Holdings will also receive an exchange right that will permit HFF Holdings to exchange interests in the Operating Partnerships for shares of Class A common stock of HFF, Inc. The exchange right will entitle HFF Holdings to exchange, at its discretion at permitted times, two partnership units, one in each Operating Partnership, for a share of Class A common stock. While the one share of Class B common stock has no economic rights, it will entitle HFF Holdings to a number of votes that is equal to the total number of shares of Class A common stock for which the partnerships units that HFF Holdings holds in the Operating Partnerships are exchangeable.
Following the reorganization and this offering, HFF, Inc. will hold a minority of the partnership units in the Operating Partnerships and all of the outstanding shares of Holliday GP. HFF Holdings and HFF, Inc., through their wholly-owned subsidiaries, will be the only limited partners of the Operating Partnerships after this offering. Accordingly, immediately

Securities and Exchange Commission
December 29, 2006

following this offering, public stockholders will own a minority of the equity in HFF, Inc. through its Class A shares, and HFF Holdings will own the one share of Class B common stock, and through its ownership of units in the Operating Partnerships and the corresponding exchange right, HFF Holdings will own a majority of the equity in HFF, Inc. In addition, the public stockholders will a minority of the voting power in HFF, Inc. and HFF Holdings will have a majority of the voting power in HFF, Inc. Based on the current estimates, we expect that the one share of Class B common stock will represent approximately 55-65% of the voting power in HFF, Inc. The exact percentage will depend on the final terms of the offering, and if the underwriters exercise in full their option to purchase additional shares.
In connection with future exchanges of units in the Operating Partnerships for Class A common stock of HFF, Inc., the voting rights of the Class B common stock will be reduced, in proportion to the Operating Partnerships units exchanged for Class A shares.
Evaluation of the accounting treatment for the initial purchase of shares of Holiday GP and partnership units and subsequent exchanges for partnership units
The initial purchase of shares of Holliday GP and the initial purchase of units in the Operating Partnerships will be accounted for as a reorganization of entities under common control in accordance with SAB 48 and FAS 141. Because HFF Holdings owns 100% of Holliday GP and the Operating Partnerships prior to the reorganization transaction and is essentially carving up these entities to form a new public company (HFF, Inc.) which HFF Holdings will continue to control, we have viewed the reorganization transaction as a transaction between entities under common control. In accordance with the provisions of FAS 141, the initial purchase of shares of Holliday GP and the initial purchase of units in the Operating Partnerships will be accounted for at historical cost, with no change in basis for financial reporting purposes. FAS 141 carried forward the guidance under APB 16 which states that transfers of net assets and exchanges of shares between a parent and its subsidiaries and between subsidiaries of a common parent are to be accounted for in a manner similar to that required for a pooling of interests.
Staff Accounting Bulletin, Topic 5.G. Transfers Of Nonmonetary Assets By Promoters Or Shareholders (SAB 48), also addresses the accounting when nonmonetary assets are exchanged by promoters or shareholders for all or part of a company’s common stock just prior to or contemporaneously with a first—time public offering. Since paragraph 4 of APB Opinion 29 states that Opinion 29 is not applicable to transactions involving the acquisition of nonmonetary assets or services on issuance of the capital stock of an enterprise, SAB 48 states that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company’s initial public offering normally should be recorded at the transferors’ historical cost basis determined under GAAP. We believe that because there is no change of control resulting from the initial purchase of shares of Holliday GP and the initial purchase of units in the Operating Partnerships, that SAB 48 applies and that historical cost accounting is most appropriate under the circumstances.
Subsequent exchanges of units in the Operating Partnerships for shares of Class A common stock of HFF, Inc. will be accounted for in a similar way as the initial purchase of units in the Operating Partnerships that is, carrying over the historical cost basis. However, at such time that HFF Holdings, through its ownership of the Class B common stock no longer controls HFF, Inc., the future exchanges of units in the Operating Partnerships for Class A

Securities and Exchange Commission
December 29, 2006

common stock of HFF, Inc. will be accounted for under the purchase method of accounting, in accordance with FAS 141.
After the purchase of all of the shares of Holliday GP, which is the sole general partner of the Operating Partnerships, by HFF, Inc., HFF, Inc. will control the activities of the Operating Partnerships. In accordance with FIN 46R and EITF 04-5, Holliday GP will consolidate the Operating Partnerships as Holliday GP is the sole general partner of the Operating Partnerships and the limited partners do not have substantive participating rights or kick out rights. The ownership interest of HFF Holdings in the Operating Partnerships will be treated as a minority interest in HFF, Inc.’s consolidated financial statements.
Liquidity and Capital Resources — page 51
2.	We note your response to our prior comment 19. Please revise further to address your ability to satisfy your contractual obligations due after one year.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 51 of the prospectus.
3.	We note your response to our prior comment 21, but are unable to determine whether you have addressed the second part of the comment, regarding whether you will need to renegotiate the line of credit in connection with the offering. Please advise or revise.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 52 of the prospectus.
Principal Stockholders — page 72
4.	We note the addition of HFF Holdings LLC to the Principal Shareholder chart. Please revise to indicate the person or persons having voting or dispositive power over these shares.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 79 of the prospectus.

Securities and Exchange Commission
December 29, 2006

Underwriting, page 87
5.	Please include in the prospectus your response to our prior comment 29.
Response:
The Company accepts the Staff’s comment and has revised the prospectus to include the Company’s response to the Staff’s prior comment 29 on pages 90 and 94.
If you have any questions, please feel free to contact James A. Lebovitz at 215.994.2510 or the undersigned at 215.994.2737. Thank you for your cooperation and prompt attention to this matter.
Sincerely,

Brian D. Short

Exhibits (via overnight delivery)
cc:    John H. Pelusi, Jr.
         James A. Lebovitz, Esq.
         Alan D. Schnitzer, Esq.
         Joshua Ford Bonnie, Esq.